[Fredrikson & Byron Letterhead]

Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

www.fredlaw.com

Direct: (612) 492-7338

Main: (612) 492-7000

Fax: (612) 492-7077

Email: tsteichen@fredlaw.com

October 4, 2010

VIA EDGAR AND FEDEX

Alexandra M. Ledbetter

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Voyager Oil & Gas, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed July 26, 2010

File No. 333-166402

Form 10-Q for Fiscal Period Ended June 30, 2010

Filed August 11, 2010

File No. 0-50848

Dear Ms. Ledbetter:

On behalf of Voyager Oil & Gas, Inc. (the “Company”) and ante4, Inc. (“ante4”), we are responding to your comment letter, dated August 20, 2010, to Mr. James Russell Reger, Chief Executive Officer of the Company, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 filed July 26, 2010 (the “Amendment No. 1”) and Form 10-Q for the fiscal period ended June 30, 2010. A responsive Pre-Effective Amendment No. 2 to the Form S-3 (the “Amendment No. 2”) has been filed concurrently herewith via EDGAR. We have also provided you with a courtesy marked copy of Amendment No. 2 showing changes to the Amendment No. 1 to assist in your review. We are separately submitting with the hard copy of this response letter as supplemental information, pursuant to Rule 418 of the Securities Act of 1933, Appendix A to this response letter relating to the Company’s response to comment 2 (the “Supplemental Information”) Accordingly, this EDGAR transmission does not contain the Supplemental Information.  For your convenience, we have repeated and numbered the comments from your letter in boldface print. The Company’s responses are provided below each comment.

Amendment No. 1 to Registration Statement on Form S-3

General

1.                                      While we note you do not estimate proved reserves and have had limited production to date, nonetheless you are engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X.  Please provide the disclosure required by Subpart 1200 of Regulation S-K.  To the extent that you believe certain of those Items do not apply, provide us with your basis for that position.

Response:   The Company respectfully advises the Staff that the Company has concluded that providing net production, average sales prices and average production costs for the quarter and six months ended June 30, 2010, in accordance with Subpart 1200 of Regulation S-K, cannot be effectively applied to the disclosure in the Form S-3. The revenue recognized for the periods are based on production reports provided by the well operator, management’s best estimate of local realizable prices, and management’s best estimate of production costs, all of which are necessary in accordance with GAAP. The application of the disclosure requirements to the Company would not provide meaningful information to investors due to the limited production during the operating periods disclosed in the Form S-3.  Therefore, the Company has determined not to include disclosure in accordance with Subpart 1200 of Regulation S-K in the Amendment No. 2.

Our Business. page 2

2.                                      In your response to comment 29 of our letter dated July 14, 2010, you cite to an article in the Williston (ND) Herald as support for your statement regarding the potential of Three Forks.  The staff does not believe that a newspaper article provides sufficient support for your position.  Please provide the actual study referenced in the article or delete those statements.

Response:  The Company respectfully advises the Staff that the Three Forks formation lies beneath the Bakken Formation throughout most of the Williston Basin.  The Company has provided as Supplemental Information the United States Geological Survey’s 2010 Assessment of the Three Forks as an oil producing formation below the Bakken formation.  Please see Appendix A to this comment response letter for the Supplemental Information.

3.                                      In that same response, we also note your revision of the statement “the sands are highly prolific and can generate up to 4+ billion cubic feet.”  However, it appears to the staff that the time period during which certain properties generated 1+ BCF was only two weeks.  It is our position that such a short time frame does not support the conclusion that you present.  Delete that statement or provide us documentation that such locations produced for a longer time period.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to delete the statement, “[a]t depths of approximately 2,000 feet below the surface, the sands are highly prolific and can generate up to 1+ billion cubic feet (“BCF”) in a single well.”  Please see page 2 of the Amendment No. 2.

Selling Stockholders, page 14

4.                                      For those stockholders whom you have identified as “broker-dealer affiliates,” please identify the broker-dealer with whom they are affiliated.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 11-15 of the Amendment No. 2.

Description of Securities, page 20

5.                                      On pages 20-21, please make clearer where you are referring to Voyager’s capitalization and where you are referring to Plains Energy’s capitalization.  For instance, you state on page 20 that “[t]he following description of our capital stock is derived from Voyager’s Certificate,” whereas elsewhere you use the pronouns “we” and “our” to refer to Plains Energy.  Also, please reiterate here that all of the outstanding shares of Plains Energy are held by Voyager.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 18-20 of the Amendment No. 2.

Business, page 24

6.                                      We note your statement on page 30 that “[y]our ability to discover reserves and acquire additional properties in the future will be dependent upon our ability and resources to evaluate and select suitable properties and to consummate transactions in this highly competitive industry.”  Please expand your Business section to describe these activities in greater detail, as they appear to be the crux of your business plan.  In this regard, please address the following:

•                  Disclose what resources you will rely on to identify suitable properties.

•                  Reconcile your statement on page 26 that “[you] are able to deploy [your] land acquisition teams into specific areas based on the latest industry information” with your disclosure on page 30 that you have only two full-time employees.

•                  Explain more specifically how you acquire leases directly through negotiations with mineral owners, as opposed to through lease auctions.  Explain why your drilling partners and competitors are not pursuing the same strategy; or, if they are pursuing the same strategy, explain the “maneuverability” advantage that you believe you have.

•                  Define drilling participation on a “heads-up basis” and explain in greater detail the terms of your arrangements with your drilling partners.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages 22-29 of the Amendment No. 2.

Financial Statements — Voyager Oil & Gas, Inc. (formerly ante4, inc.)

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1.  Business and Basis of Presentation, page F-22

7.                                      We note your response to comment 15 of our letter dated July 14, 2010.  In addition, we note from your disclosures on page 24 that in connection with your merger, you placed certain of your remaining assets into your ante5 subsidiary, and you completed a spin-off of ante5 on June 14, 2010.  Please tell us what consideration you have given to a discontinued operations presentation for this transaction.

Response:  The Company respectfully advises the Staff that the Company considered a discontinued operations presentation for this transaction and applied the methodology previously applied by the prior auditor and accepted by the SEC for presentation in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  The Company concluded that the treatment should not change for the spin-off of assets and liabilities not previously reported as discontinued operations.

The Company also respectfully advises the Staff that the notes (j) thru (q) to the Unaudited Condensed Consolidated Financial Statements have been revised to clarify that the revenues and cost of revenues recognized by Voyager Oil & Gas, Inc. (formerly ante4, Inc.) for the year ended December 31, 2009 relate to activity prior to the sale to Party Gaming, Inc. in November 2009. The revenues and cost of revenues does not relate to the assets included in the spin-off of assets to ante5, Inc.

Financial Statements — Plains Energy Investments, Inc.

Notes to Consolidated Condensed Interim Financial Statements

Note 2.  Significant Accounting Policies, page F-53

Full Cost Method, page F-55

8.                                      Your response to comment 19 of our letter dated July 14, 2010 explains your methodology for determining depletion expense for the quarterly period ended March 31, 2010.  Please tell us how the methodology you describe is consistent with the full cost rules outlined in Rule 4-10 of Regulation S-X, and how your methodology is consistent with your accounting policy related to depletion as described on page F-55.

Response:  The Company respectfully advises the Staff that the Company has focused on the requirements of the full-cost method. Management believes that the estimate methodology used on an interim basis produces an equivalent result to the full cost unit-of-production method in lieu of obtaining a reserve report, which is anticipated for the fiscal year ending December 31, 2010. The Company respectfully advises the Staff that the guidance provided in Subpart 1200 of Regulation S-K provides that a reserve report should be prepared at fiscal year-end for year-end disclosures.

Unaudited Pro Forma Condensed Consolidated Combined Balance Sheet, page F-67

9.                                      The amounts reported for Voyager Oil and Gas Inc. (formerly ante4, Inc.) as of March 31, 2010, do not agree with the amounts presented in the Condensed Consolidated Balance Sheet as of April 4, 2010 on page F-19.  Please explain to us the differences, and revise if necessary.  This comment is also applicable to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the three months ended March 31, 2010, as presented on page F-68.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages F-58 and F-59 of the Amendment No. 2.

Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations, page F-68

10.                               As noted in comment 17 of our letter dated July 14, 2010, please revise your presentation to present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees in accordance with SAB Topic 14.F.  This comment is also applicable to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations presented on page F-69.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see pages F-58 and F-59 of the Amendment No. 2.

11.                               We note you present a line item for discontinued operations in your pro forma combined statement of operations for the fiscal year ended December 31, 2009 and the fiscal quarter ended March 31, 2010, Please tell us how you considered Instruction 1 to Rule 11-02 of Regulation S-X.

Response:  The Company has revised the Form S-3 in response to the Staff’s comments by removing the line items in the statements of operations below continuing operations.  Please see page F-59 of the Amendment No. 2.  The Company respectfully advises the Staff that the Company considered Instruction 1 to Rule 11-02 of Regulation S-X by removing the affect of the loss from discontinued operations recognized by ante4, Inc. in 2009 prior to the merger.  By recording pro forma adjustment “q,” only the portion of the income statement through “income from continuing operations” was used in preparing pro forma results.

Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Statements

Note 1.  Basis of Presentation, page F-70

12.                               We note you have presented a tabular disclosure of the fair value of the assets and liabilities of Plains Energy Investments, Inc, which you describe as the assets acquired and liabilities assumed.  Please clarify for us who you believe is the accounting acquirer for this transaction as we note your disclosures on page three that the merger will be treated as a reorganization of Voyager for financial accounting purposes and that the historical financial statements of ante4 will be replaced with the historical financial statements of Plains Energy Investments in all future filings.  As part of your response, please tell us how you considered FASB ASC 805-10-25-5.  Similar concerns apply to your disclosure on page F-27.

Response:   The Company respectfully advises the Staff that the Company considered the guidance in ASC 810-10, ASC 805-10-25-5, ASC 805-10-55-12 thru 15, and SAB 97 to determine the legal and accounting acquirer in the merger transaction. Management concluded that Voyager Oil & Gas, Inc. is the legal acquirer and Plains Energy Investments, Inc. is the accounting acquirer. SAB 97 states that “the shareholder group receiving the largest ownership interest in the new combined entity should be presumed to be the accounting acquirer.” Further, ASC 805-10-55-12 states the accounting acquirer generally meets each of the following criteria:

•                  the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity;

•                  the combining entity whose owners have the ability to elect or appoint or remove a majority of the members of the governing body or the combined entity; and

•                  the combining entity whose former management dominates the management of the combined entity.

Plains Energy Investments, Inc. comprised 51 percent of the combined entity subsequent to the merger and also met each of the other guidelines identified above.

Note 2.  Pro Forma Adjustments, page F-70

13.                               Your response to comment 23 of our letter dated July 14, 2010 explains that you revised the explanations in notes (h) and (i) to explain how you determined the amounts of additional paid.  in capital and accumulated deficit that were applicable to the surviving entity.  However, per review of note (h) it does not appear you have addressed how the amount of additional paid-in capital applicable to the surviving entity was determined.  Please revise your disclosure to provide such information.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment.  Please see page F-60 of the Amendment No. 2.

Form 10-Q for Fiscal Period Ended June 30, 2010

Unaudited Condensed Consolidated Statements of Cash Flows, page 3

14.                               You indicate on page 20 that the increase in accounts payable for the six months ended June 30, 2010 of $7,512,371 was primarily due to the execution of the Slawson agreement, which also favorably impacted your operating cash flow for the period.  Please address the following:

•                  Clarify why the execution of the agreement has any impact on your statement of cash flows and related liquidity disclosures for the six months ended June 30, 2010, as you do not appear to have paid for this property until July 1, 2010;

•                  Tell us the date on which you obtained control of your 50% working interest and how you considered that date in preparing your consolidated balance sheet at June 30, 2010, In this regard, if you did not obtain control of the working interest until after you transferred payment, please tell us why you have recorded the related asset at your balance sheet date; and

•                  As this agreement relates to the acquisition of working interests in a 48,000 acre block, please explain why any cash flow related to the transaction would be reported as an operating activity rather than an investing activity, Refer to ASC 230-10-45 for further guidance.

Response:  The Company has revised the Form S-3 in response to the Staff’s comment to report the purchase as a non-cash disclosure in the statement of cash flows for the six months ended June 30, 2010. Please see pages F-54 and F-55 of the Amendment No. 2 .  The execution of the agreement should impact the state of cash flows as a non-cash disclosure only, and should have no impact on the related liquidity disclosures for the six months ended June 30, 2010.

The Company respectfully advises the Staff that the agreement was executed on June 23, 2010, which is the date the Company obtained control of the 50% working interest.  On that date, the Company accrued for the obligation to pay by July 1, 2010. The obligation to pay for the working interest was executed on June 23, 2010, and as such, management believes it is appropriate to account for the acquisition as of the balance sheet date.

The Company also respectfully advises the Staff that by amending the statement of cash flows to disclose the acquisition as a non-cash purchase, rather than an increase in accounts payable, the purchase is no longer reported in operating activity. The cash flow of this transaction will be reported as a cash flow of investing activity in the third quarter of fiscal 2010.

We believe that this response letter, together with Amendment No. 2 filed concurrently herewith, addresses the comments set forth in your letter.  If we can be of any assistance to the Staff in explaining these responses or the changes in the Amendment No. 2, please let us know. After you have had an opportunity to review the above responses to your comments and the Amendment No. 2, please call me at (612) 492-7338 to discuss any additional questions or comments you might have.

Very truly yours,

/s/ Thomas F. Steichen
Thomas F. Steichen

cc:                                 H. Roger Schwall, Assistant Director

Mark Wojciechowski, Staff Accountant

Mark Shannon, Accounting Branch Chief

Timothy S. Levenberg, Special Counsel

James Russell Reger

Mitch Thompson